UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

Reference is made to the Form 6-K of the Company furnished with the Securities and Exchange Commission (the “SEC”) on July 17, 2026 (the “Acquisition 6-K”). MKDWELL Tech Inc. (the “Company”) is expected to complete the acquisition (the “Acquisition”) of Landvision Inc. (the “Target”), pursuant to the sale and purchase agreement dated July 17, 2026 entered with the shareholders (collectively, the “Vendors”) of Landvision Inc. The Target holds the entire issued share capital of Landvision Technology Limited, a company incorporated in Hong Kong (“Landvision HK” and, together with the Target, the “Target Group”).

The Target constitutes a “significant business” of which separate target financial statements and related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X.

This Form 6-K includes the following financial statements: (i) the audited financial statements of the Landvision HK as of and for the years ended December 31, 2025 and 2024, the notes related thereto, and the report of the independent auditor, Alan Chan & Partners, dated June 11, 2026; and (ii) the unaudited pro forma condensed combined financial information of the Company and the Target as of and for the year ended December 31, 2025, respectively, and incorporated herein by reference.

The unaudited pro forma condensed combined income statement has been prepared for illustrative purposes only and does not purport to represent the actual results of operations of the Company. It is based on available measures and certain assumptions and is not necessarily indicative of the results that would have been achieved had the Acquisition occurred on the date indicated. In addition, the unaudited pro forma condensed combined income statement does not purport to project the future operating results of the Company. Future results may vary significantly from the results reflected because of various factors.

The foregoing description is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 10.1 to the Company’s Form 6-K dated July 17, 2026 and is incorporated in this Report by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits hereto, including any amendment and report filed for the purpose of updating such report, are incorporated by reference into the Company’s Registration on Form F-3 originally filed on June 4, 2026 (File No.: 333-296481), which was declared effective by the SEC on June 10, 2026, in which from the date on which this report on Form 6-K is furnished to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Audited financial statements of Landvision HK as of and for the years ended December 31, 2025 and 2024, the notes related thereto, and the report of the independent auditor, Alan Chan & Partners, dated June 11, 2026
99.2	Unaudited pro forma condensed combined financial information of the Company and Landvision Inc. as of and for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	July 22, 2026